May 27, 2011

Laura Anne Corsell, Esq.
Montgomery, McCracken, Walker & Rhoads, LLP
123 South Broad Street
Philadelphia, Pennsylvania 19109

Re: Rochdale High Yield Advances Fund LLC
        File No. 811-22539

Dear Ms. Corsell:

        We have reviewed your comment response letter of May 9, 2011. Based on our review
of the letter, we have the following additional comments.

General

1. Specifically, what information will be provided by each of Peachtree, Settlement Funding,
    and/or any other external party to the Adviser?

    ▪ Is the Adviser's right to obtain such information contractually specified?
    ▪ How frequently will the Adviser receive such information?
    ▪ How current will the information to be provided to the Adviser be?

2. What supplemental procedures, if any, will be carried out by the Adviser to validate or assess
    the reasonableness of the periodic information Peachtree will provide to the Adviser,
    including Peachtree's assessment of the risks factors associated with the Underlying
    Contracts (such as those described under "Risk Factors" on pages 28 – 37 of the Registration
    Statement)?

3. Disclosure on page 14 of the Registration Statement indicates that the Historical Net Loss
    Rate was derived from the over 20,000 contracts that were owned by Peachtree Northeast
    and certain of its affiliates and resolved between January 1, 2005 and December 31, 2010.
    On page 23, however, disclosure states that the Adviser examined comparative statistical data
    derived from over 20,000 contracts held by Peachtree Northeast and its affiliates from 2001
    to 2011. These two statements represent different time periods and suggest that the cases
    examined by the Adviser were composed solely of resolved cases and that no cases were
    resolved between 2001 and 2004. Please confirm or clarify our understanding.

4. Fully describe the calculation of the Historical Net Loss Rate. Your response should include,
    but not be limited to, a discussion of the below listed items. To the extent that illustrative
    examples and supporting documents are available, please incorporate them into your
    response.

    ▪ What is the composition of the cases used to calculate the Historical Net Loss Rate
      (type, geography, vintage, and other characteristics)?

- What is the vintage of resolved cases by type, geography, expected litigation proceeds, and other characteristics?
- Does the Historical Net Loss Rate differ among contract type, geography, vintage, and other characteristics, as well as from period to period?
- What was done to measure losses for the unresolved cases?
- What is the policy for taking write-downs and charge-offs on cases? Will this policy be consistently applied during the term of the Portfolio Note?

Fair Value of the Portfolio Note

5. Fully describe the process that will be used to develop the periodic cash flow projections necessary to determine fair value of the Portfolio Note. Your response should include, but not be limited to, a discussion of the below listed items. To the extent that illustrative examples and supporting documents are available, please incorporate them into your response.

- What sources of information will be used to develop forecasts of the amount and timing of the expected litigation proceeds?
- How do the characteristics of the Underlying Contracts compare to the characteristics of the population of cases from which the assumptions will be derived?
  - Has any analysis been done to ascertain whether certain contracts (based on type, geography, vintage, amount of expected litigation proceeds, and other characteristics) have different collection history than others?
  - Was there any aging analysis of the contracts, such that changes in collection expectation can be adjusted based on the length of time that the contract is outstanding?
- As cases in the pool of Underlying Contracts are resolved, the characteristics and composition of the Underlying Contracts will likely change from period to period. How will the Adviser ensure subsequent determinations of fair value of the Portfolio Note will be based on assumptions that are appropriate for the remaining Underlying Contracts?
- Given that qualitative information (such as an assessment of the ongoing merits of the underlying claim) will be provided by Peachtree to the Adviser, and the Adviser is "not expert in Litigation Proceeds Purchase Contracts or the industry involving such transactions," what process will the Adviser use to incorporate such information into the cash flow projections? How will the Adviser assess the reasonableness of those inputs and therefore, ultimately, the fair value of the Portfolio Note?
- What proportion of the pool of Underlying Contracts is expected to be resolved each year?
- Will the expected loss rate capture loss associated with unresolved cases? If so, how will this be achieved?
- How will the assumptions be calibrated to the extent the characteristics of the Underlying Contracts are similar to or differ from the population of cases at each measurement date?
- How will the Adviser ensure the assumptions used to determine the fair value of the Portfolio Note are consistent with those of market participants?

6. Disclosure at page 49 of the Registration Statement indicate that one of the factors to be considered by the Valuation Committee in valuing the Portfolio note shall be:

> "Comparisons with fixed income opportunities available in the credit markets and spreads, on a risk adjusted basis such as, without limitation: (a) **Swap Rates**: the variable rate available in a swap contract for the fixed rate payable under the Portfolio Note; (b) Interest Rates: **the Fed Funds rate** (i.e. that amount the Federal Reserve charges banks for overnight borrowing) and other prevailing interest rates in the U.S.; and (c) Other Subjective Factors: relative liquidity, creditworthiness and other factors unique to the pool of financial assets backing the Portfolio Note." (Emphasis added)

   - The Swap Rates and the Fed Funds rate typically underlie transactions with low to modest risks profiles. Given the high risk nature of the Underlying Contracts, particularly with respect to the uncertainty surrounding the ability to resolve cases favorably and thereby meet the Scheduled Payments, referencing the use of such benchmark interest rates in the determination of the fair value of the Portfolio Note does not seem appropriate. Furthermore, the use of benchmark interest rates or indices that more closely resemble the risk profile of the Portfolio Note and its Underlying Contracts would reduce the need to overlay for Other Subjective Factors. Please address why you believe the Valuation Procedures referenced as (a) and (b), above, are appropriate.
   - Fully describe the process used to estimate the Other Subjective Factors and how such adjustments will be quantified, including sources of any benchmarks and studies.

7. How will the Fund's independent accounting firm, O'Connor Davies Munns & Dobbins, LLP ("Auditor"), audit the fair value of the Portfolio Note? Your response should include, but not be limited to, a discussion of the following:

   - What procedures will the Auditor undertake?
   - What documentation / information will the Auditor require to audit the fair value of the Portfolio Note?
   - What reliance, if any, will the Auditor place on Peachtree, Settlement Funding, and/or any other external parties? How will the Auditor conclude that it is appropriate to rely on Peachtree, Settlement Funding, and/or any other external parties?
   - How will the Auditor assess the appropriateness of the assumptions underlying the fair value of the Portfolio Note?

We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, pre-effective amendments to the registration statement, or exhibits added in any pre-effective amendments.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have may be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano